Fairholme Distributors, Inc.
760 Moore Road
King of Prussia, PA 19406

December 21, 2010

FILED VIA EDGAR

Ms. Patricia Williams
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	Fairholme Funds, Inc. (the "Company")
File Nos.: 333-88517 and 811-09607 REQUEST FOR ACCELERATION

Dear Ms. Williams:

As the principal underwriter of the Company and pursuant to the Securities and Exchange Commission's authority under Rule 461(a) under the Securities Act of 1933, we request that effective date of Post Effective Amendment No. 22 to the Company's Registration Statement filed on Form N-1A on Tuesday, December 21, 2010 be accelerated so that the Registration Statement may become effective on or before December 28, 2010.

Very truly yours,

FAIRHOLME DISTRIBUTORS, INC.

/s/Bruno Di Stefano
Bruno Di Stefano
Vice President

Attachment

SK 22146 0013 1157428v1